UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 28)1

Dover Motorsports, Inc.
(Name of Issuer)

Common Stock, $0.10 Par Value
(Title of Class of Securities)

260174107
(CUSIP Number)

MARIO CIBELLI
c/o Cibelli Capital Management, L.L.C.
6 East 43rd Street, 23rd Floor
New York, NY 10017-4651
(212) 490-0399 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].         .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.      See     § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP NO. 260174107
1	NAME OF REPORTING PERSON MARIO CIBELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,300
	8	SHARED VOTING POWER 116,000
	9	SOLE DISPOSITIVE POWER 49,000
	10	SHARED DISPOSITIVE POWER 116,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 260174107

1	NAME OF REPORTING PERSON CIBELLI CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 116,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 116,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 260174107

1	NAME OF REPORTING PERSON MARATHON PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 116,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 116,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 260174107

The following constitutes Amendment No. 28 to the Schedule 13D filed by the undersigned ("Amendment No. 28").  This Amendment No. 28 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

There are no changes to Item 2.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 116,000 Shares owned directly by Marathon Partners, L.P. ("MP") is approximately $215,485, including brokerage commissions.  The Shares owned directly by MP were acquired with working capital of MP.

The Shares held in each of the Managed Account and the Investment Accounts were acquired with the funds of clients of Mr. Cibelli.

The aggregate purchase price of the 6,300 Shares owned directly by Mr. Cibelli is approximately $40,852, including brokerage commissions.  Mr. Cibelli is the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: 1,600 Shares are held in the Mario Cibelli C/F S. Cibelli UTMA, 1,000 Shares are held in the Mario Cibelli C/F G. Cibelli UTMA, 1,000 Shares are held in the Mario Cibelli C/F L.  Cibelli UTMA, 700 Shares are held in the Mario Cibelli C/F C. Cibelli UTMA and 2,000 Shares are held in the Mario Cibelli Simple IRA.  The Shares owned directly by Mr. Cibelli were acquired with personal funds.

The securities reported herein are held primarily in margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers' credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.
 There are no changes to Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 18,289,977 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2011 as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2011.

As of the close of business on December 8, 2011, MP owned directly 116,000 Shares, constituting 0.6% of the Shares outstanding.  By virtue of their relationships with MP discussed in further detail in Item 2, each of Cibelli Capital Management, LLC ("CCM") and Mr. Cibelli may be deemed to beneficially own the Shares owned directly by MP.

As of the close of business on December 8, 2011, 30,000 Shares, constituting 0.2% of the Shares outstanding, were held in the Managed Account and 12,700 Shares, constituting 0.1% were held in the Investment Accounts.  Mr. Cibelli has sole voting and dispositive power over the securities held in the Managed Account and has sole dispositive power over the securities held in the Investment Accounts.

As of the close of business on December 8, 2011, Mr. Cibelli owned directly 6,300 Shares, constituting 0.05% of the Shares outstanding.

CUSIP NO. 260174107

(b)           Mr. Cibelli has the sole power to vote or direct the vote of 36,300 Shares and the sole power to dispose or direct the disposition of 49,000 Shares to which this filing relates.  Mr. Cibelli has the shared power to vote or direct the vote and dispose or direct the disposition of 116,000 Shares to which this filing relates.

MP and CCM each have the sole power to vote or direct the vote and dispose or direct the disposition of 0 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 116,000 Shares to which this filing relates.

(c)             Exhibit 99.1 reflects transactions in the securities of the Issuer during the past sixty days or since the most recent filing on Schedule 13D.

(d)              There are no changes to Item 5(d).

(e)              Mr. Cibelli, MP and CCM each ceased to be the beneficial owner of more than five percent of the Shares on December 2, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no changes to Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Recent Transactions within the past 60 days or since the most recent filing on Schedule 13D.

99.2	Joint Filing Agreement by and among Marathon Partners, L.P., Cibelli Capital Management, L.L.C., and Mario Cibelli dated December 9, 2011.

CUSIP NO. 260174107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2011	CIBELLI CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ Mario Cibelli
		Name:	Mario Cibelli
		Title:	Managing Member

MARATHON PARTNERS, L.P.

By:	Cibelli Capital Management, L.L.C.
General Partner

By:	/s/ Mario Cibelli
	Name:	Mario Cibelli
	Title:	Managing Member

/s/ Mario Cibelli
MARIO CIBELLI

Exhibit 99.1

Transactions in Shares

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
 SINCE THE MOST RECENT FILING ON SCHEDULE 13D

Date of Transaction	Number of Shares Purchased/(SOLD)	Price Per Share

11/29/2011	(11,000) (by MP)	1.0591

12/02/2011	(1,000,000) (by MP)	1.0700

12/02/2011	(14,000) (by MP)	1.1680

Exhibit 99.2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto), with respect to the securities Dover Motorsports, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: December 9, 2011	CIBELLI CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ Mario Cibelli
		Name:	Mario Cibelli
		Title:	Managing Member

MARATHON PARTNERS, L.P.

By:	Cibelli Capital Management, L.L.C.
General Partner

By:	/s/ Mario Cibelli
	Name:	Mario Cibelli
	Title:	Managing Member

/s/ Mario Cibelli
MARIO CIBELLI

SK 03366 0001 1249618